EMERALD DATA INC.

Atbrivosanas Aleja 5 - Rezekne, Latvia

Telephone (702)757-1148

August 12, 2015

Ms. Mara L. Ransom, Assistant Director

Mr. Michael Kennedy, Staff Attorney

United States Securities and Exchange Commission

Washington D.C.20549

Re:	Emerald Data Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed July 6, 2015
File No. 333-200629

Dear Ms. Ransom and Mr. Kennedy,

Thank you for your review of our Registration Statement. Based upon your comments we have amended the Registration Statement as follows:

Management's Discussion and Analysis or Plan of Operation, page 15

1.	Please provide a discussion and analysis of any material changes in financial condition or results of operations from the end of the preceding reporting period ended November 30, 2014 to the end of the most recent reporting period ended February 28, 2015. Refer to Item 303(b) of Regulation S-K. In doing so, please explain how and why your revenue has increased, given that your web-site continues to be under development and you have no store-front from which to make sales.

We have included the disclosure as requested.

Financial Statements, page F-1

2.	Notwithstanding your response to prior comment 3, please amend your filing to provide consistent audited financial information throughout the prospectus.

We have updated to provide consistent audited financial information throughout the prospectus.

Financial Statements, page F-1

3.	Please amend to file a copy of the auditor´s consent to the use of their audit report. We believe a new consent is required with an amendment if an extended period of time passes since the last filing. An extended time is generally any period which is more than 30 days.

We were unable to obtain a new consent from the auditor. As disclosed in the 8-K that was filed and in the S-1 amendment we were required to obtain the services of a new auditor as our previous auditor Terry L. Johnson, CPA seems to have disappeared and would not return any communications from the company. We retained a new auditor, Yichien Yeh, CPA, who performed the review for the period ended February 28, 2015. It is our intentions, with the August 31, 2015 year end, to have Mr. Yeh perform an audit which covers from inception to the years ended August 31, 2015 and August 31, 2014.

1

EMERALD DATA INC.

Atbrivosanas Aleja 5 - Rezekne, Latvia

Telephone (702)757-1148

The company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Janis Kalnins
Janis Kalnins
President